July 12, 2013

Re:    Orient-Express Hotels Ltd.
Form 10-K for the fiscal year ended December 31, 2102
Filed February 26, 2013
File No. 001-16017

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin Woody

Dear Mr. Woody:

Orient-Express Hotels Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 27, 2013 (the “Comment Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2012, filed by the Company with the Commission on February 26, 2013 (No. 1-16017) (the “2012 Form 10-K”).

The Company's responses are set forth below with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comments from the Comment Letter are restated in italics prior to the response of the Company.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition, page 30

1.	In future Exchange Act reports, to the extent you believe current bookings represent a material trend or indicator of future performance, please disclose.

Current bookings (booking pace) is limited to rooms revenue at owned hotels, and does not cover other hotel revenues or the Company's revenues from its trains, cruises and other activities. It is only a partial indicator of the future and is not a definitive measure. No adjustments are made in the calculation for same store metrics, and future bookings are subject to possible change and cancellation as well as the effects of other operating risks described in Item 1A - Risk Factors in the Company's 2012 Form 10-K.

Accordingly, while the Company believes booking pace is an indicator of future trends, it does not believe that booking pace represents a material indicator of future performance. As a result, the Company does not propose to include the measure in future Exchange Act filings.

Liquidity and Capital Resources, page 47

Covenant Compliance, page 48

2.
We note your disclosure that one of your subsidiaries and two unconsolidated joint venture companies for which you provide guarantees had not complied with certain financial covenants. Please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that continued compliance or the consequences of non-compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.

The Company advises the Staff that in future Exchange Act periodic reports, it will disclose the actual financial covenant ratios to the extent that continued compliance or the consequences of non-compliance with such ratios is having a material impact on the Company's financial flexibility which may include any restrictions on the ability to issue new debt or refinance existing obligations. If such conditions are experienced, the disclosure in future filings may include items such as:

•	the details of the financial covenant or ratio including whether it is in non-compliance;

•	the calculation of the financial covenant or ratio at the balance sheet date;

•	the ratio required to maintain or achieve covenant compliance;

•	any actions being implemented by the Company to bring the covenant into compliance or maintain covenant compliance;

•	any material impact that compliance or non-compliance is expected to have on the Company's financial flexibility; and

•	any other information deemed necessary to provide an understanding of the situation, such as negotiations with or waivers by lenders.

Notes to Consolidated Financial Statements

Basis of financial statement presentation, pages 66 to 67

3.
We note the significant number of reclassifications to your prior period consolidated statements of cash flows. Please provide to us management's analysis as to whether these were errors in prior year classifications. If these were deemed to be errors, please tell us why management determined that a restatement was not deemed necessary. Please include any materiality analysis performed by management.

The Company notes the Staff's comment regarding the reclassifications in the 2011 and 2010 statements of consolidated cash flows.  In response to this comment, the Company respectfully directs the Staff's attention to the consolidated cash flow statements on pages 63 and 64 of the 2012 Form 10-K.  The cash flows were restated for the years ended December 31, 2011 and 2010 and are labeled as “Restated” with a footnote that directs the reader to Note 1 where the material reclassifications are disclosed (page 67).  All of the periods are presented on a comparable basis.  Further, the restatement has been referred to in an emphasis of matter paragraph in the Report of the Independent Registered Public Accounting Firm at the beginning of Item 8 of the 2012 Form 10-K (page 58).  As the prior periods have been restated, the Company has not provided a materiality analysis as requested above.

Note 18. Commitments and contingencies, page 109

4.
We note your disclosure related to legal proceeding arising in the normal course of business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed future disclosures in your response.

The Company acknowledges the Staff's observation of the requirement to disclose the nature of loss contingencies and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company advises the Staff that additional disclosure will be included in future Exchange Act filings to enhance the disclosures with respect to the Company's loss contingencies.

In certain circumstances, the Company is involved in legal proceedings where the amount of loss or range of loss related to claims against the Company cannot be estimated with certainty by management. Management regularly evaluates legal proceedings that arise during the normal course of business to determine (1) whether there is a reasonable possibility that a loss or additional loss may be incurred and (2) if there is a reasonable possibility of loss or additional loss, whether the exposure to possible loss, or a range of loss, can be reasonably estimated. This process entails a quarterly review of new and pending legal claims by management, including accounting personnel and internal and external legal advisors. For each claim, specific consideration is given to the following factors, among others, in making the assessment of the criteria outlined above:

•	nature of the claim;

•	the progress of the case in the legal proceedings;

•	the jurisdiction in which the claim is made;

•	historical Company-specific experience with similar claims, in particular the Company's ability to successfully defend itself in such matters;

•	advice from external legal advisors, as necessary; and

•	any rulings or decisions made by local authorities on the particular case or rulings on similar cases with other companies.

After considering the factors noted above, management assesses the range of possible outcomes and accrues a liability for the low end of the range unless an amount within the estimated range is more likely to occur, in which case the Company accrues a liability for that amount and provides disclosure of the estimate of additional loss or range of loss or concludes it is unable to provide a reasonable estimate. Historically, legal claims or pending litigation in their early phases, limited history with a specific type of claim and highly complex claims or litigation are examples of factors that contribute to the inability to estimate a range of loss.

Included below is an example of proposed additional disclosures in response to the Staff's comment. The additions are to the paragraph appearing in the 2012 Form 10-K and are underlined to highlight the changes.

“The Company and certain of its subsidiaries are parties to various legal proceedings arising in the normal course of business. These proceedings generally include matters relating to labor disputes, tax claims, personal injury cases, lease negotiations and ownership disputes. The outcome of each of these matters cannot be ~~absolutely~~ determined with certainty, and the liability that the relevant parties may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently accrued for with respect to these matters. Where a reasonable estimate can be made, the additional losses or range of loss that may be incurred in excess of the amount recognized from the various legal proceedings arising in the normal course of business are disclosed separately for each claim, including a reference to where it is disclosed. However, for certain of the legal proceedings, management is unable to estimate the loss or range of loss that may result from these claims due to the highly complex nature or early stage of the legal proceedings.”

Supplementally for the Staff's information and by way of illustration, the Company reported a material loss contingency in Note 16 to the financial statements in the Company's Form 10-Q quarterly report for the quarter ended March 31, 2013, as follows:

“Copacabana Palace hotel has recently been inspected by the Rio State Consumer Protection Agency and was found to be in violation of certain consumer protection regulations. The hotel is subject to a potential fine for these infractions and awaits the agency's assessment of the amount of any fine. The hotel has submitted its defense to the agency advancing reasons for the mitigation of any fine. The maximum potential fine, which is based on a percentage of revenue as specified by applicable regulation, is $3,600,000. OEH has not accrued any amount, as the range of possible outcomes is uncertain. The process of estimating losses involves a considerable degree of judgment by management and the ultimate amount could vary materially from any estimate provided.”

The amount of this loss contingency could not be reliably estimated at March 31, 2013 because of the uncertainty of the acceptance of the hotel's defense to the potential fine. Therefore, the Company disclosed the circumstances and the maximum liability but could not give a range of possible outcomes or make an accrual due to the high degree of uncertainty of the outcome.

On July 8, 2013, a fine of $140,000 was imposed and, although the hotel is likely to appeal this determination in order to reduce the amount, the determination will allow the Company to report a loss estimate in its Form 10-Q quarterly report for the quarter ended June 30, 2013. The following disclosure is proposed to appear in the commitments and contingencies footnote to the June 30, 2013 financial statements:

“In the three months ended March 31, 2013, Copacabana Palace hotel was inspected by the Rio State Consumer Protection Agency and found to be in violation of certain consumer protection regulations, thereby subjecting the hotel to a potential fine for these infractions up to a maximum amount of $3,600,000. At March 31, 2013, due to the uncertainty of acceptance of the hotel's defense advancing reasons for mitigation of any fine, the Company accrued no amount for this loss contingency. On July 8, 2013, a fine in the amount of $140,000 was imposed by the agency and this amount has been accrued at June 30, 2013, although the hotel may appeal in order to seek reduction of the fine.”

For this material matter, the foregoing disclosure describes the factors causing an inability to estimate and the alleviation of those factors.

Schedule II - Valuation and Qualifying Accounts, page 141

5.
Please describe the general nature of the $40.5 million adjustment during the year ended December 31, 2012 to the valuation allowance for deferred tax assets and specifically clarify the “other accounts” that this adjustment has been charged to.

As part of a comprehensive review of US GAAP deferred tax positions related to all consolidated entities, the Company determined that it should gross up its deferred tax disclosures at December 31, 2012 to recognize $40.5 million of previously unrecognized deferred tax assets and a corresponding full valuation allowance of $40.5 million relating to operating loss carry-forwards for the year ended December 31, 2011 and prior years. As these two items were fully offsetting, there was no impact on income tax expense in 2012 or on the consolidated balance sheet as at December 31, 2012.

In Schedule II - Valuation and Qualifying Accounts, the Company includes the current year change in the valuation allowance in the column headed “Charged to costs and expenses”.  The amounts pertaining to the change in the valuation allowance related to prior years are included in the column headed “Charged to other accounts”.  In future annual report filings on Form 10-K, the Company proposes to include the following footnote for this balance for all years presented:

“(3) This amount was charged to income tax expense, but is fully offset by the income tax benefit generated when recording the corresponding deferred tax asset.”

* * * * *

In accordance with your request, Orient-Express Hotels Ltd. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this response to the undersigned at telephone +44 203 117 1333 or email martin.ogrady@orient-express.com or to Edwin Hetherington at telephone +1 212 764 8238 or email edwin.hetherington@orient-express.com.

Very truly yours,

/s/ Martin O'Grady
Vice President and Chief Financial Officer
Orient-Express Hotels Ltd.

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